SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


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FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 27, 2004


Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)


| Nevada | 0-7246 | 95-2636730 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

103 East Main Street; Bridgeport, WV    26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code    304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.  Other Events.

        On February 26, 2004, the Company issued a news release announcing additions to natural gas and oil commodities option positions to protect against possible price instability. The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

On February 26, 2004, the Company issued a news release announcing additions to natural gas and oil commodities option positions to protect against possible price instability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date  February 27, 2004

By  /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer